Exhibit 23.2


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Energy Conversion Devices, Inc. on Form S-3 of our report dated October 21, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the Company's change in method of accounting for goodwill and other intangible assets in fiscal year 2003, and (ii) substantial doubt about the Company's ability to continue as a going concern), appearing in the Annual Report on Form 10-K of Energy Conversion Devices, Inc. for the year ended June 30, 2004, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


/s/ Deloitte & Touche LLP

Detroit, Michigan
February 22, 2005